

June 16, 2011

Via Facsimile and U.S. Mail
David Breach, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re:** **California Pizza Kitchen, Inc.**
> **Schedule TO-T, as amended filed by CPK Merger Sub, Inc., CPK Holdings**
> **Inc., Golden Gate Capital Opportunity Fund, L.P.**
> **Filed June 8, 2011 and June 15, 2011**
> **File No. 05-60589**

Dear Mr. Breach:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Exhibit (a)(1)(A)-Offer to Purchase

Introduction, page 8

1.   On page 9, reference is made to a 70% threshold required to satisfy the Minimum Tender Condition. This appears to be inconsistent with the manner in which the Minimum Tender Condition is described throughout the remainder of the Offer to Purchase. Please revise or advise.

2.   We note that the bidder may request that a definitive proxy statement be mailed at the

later to occur of July 6, 2011, July 14, 2011, or the "Proxy Statement Clearance Date". Notwithstanding terms used in the merger agreement and disclosure in the disclosure document regarding "clearance" of the proxy, as the filing persons are aware, the staff reserves the right to issue comments or review a proxy statement and any solicitation materials filed at any point in time up to the actual meeting date as may be necessary. In future filings, please avoid use of this as a reference point for actions to occur. Alternatively, ensure that your disclosure does not suggest that the staff cannot and would not comment on a proxy statement or soliciting materials prior to a meeting date.

3.   Further to our comment above. Based on the timing contemplated and the outermost date of November 24, 2011, it appears possible for a definitive proxy statement to be mailed during the pendency of the offer, if the offer is extended beyond the initial expiration date. Please advise. If this is not the intent of the parties, revise to clarify that notwithstanding the rights the parties may have to demand the company mail a definitive proxy statement at a particular point in time, no definitive proxy statement shall be mailed at any time during the pendency of the offer. We may have further comment.

Withdrawal Rights, page 16

4.   We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Background of the Offer, page 26

5.   We note the rapid pace of events leading up to GGC becoming a bidder in the auction process for CPK which commenced on April 12, 2010 and Moelis & Company's initial contact with GGC. Revise to provide the details of the prior relationship Moelis has had with GGC and the current investment or advisory services Moelis provided to GGC, if any, in connection with the current acquisition transaction of the company.

6.   We refer to disclosure on page 28 regarding discussions that occurred between senior management and GGC representatives on May 23, 2011. Revise to include further detail regarding material topics discussed related to the post merger employment of Messrs. Rosenfield and Flax.

Conditions of the Offer, page 49

7.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer,

you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

8.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions